UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Notice that the National Planning and Building Council approved a Policy Document Regarding Mining and Quarrying of Industrial Minerals

Item 1

December 2, 2015

The National Planning and Building Council approved a Policy Document Regarding Mining and Quarrying of Industrial Minerals

Further to Item D. 'Property, Plants and Equipment – Concessions and Mining Rights – Israel' and to Note 23 of the Company's 2014 Annual Financial Statements, the Company hereby wishes to report that according to the announcement of the Ministry of Finance, on December 1, 2015, the National Planning and Building Council approved the Policy Document Regarding Mining and Quarrying of Industrial Minerals, that includes, among others, a recommendation to permit Phosphate mining, including, in the mining site of Barir Field. The Policy Document that was approved will set the basis for the preparation of a national outline plan for mining and quarrying, and following the approval of this plan, a detailed plan will be prepared for the Barir Field mining site, that will be brought for approval as will be set forth in the outline plan.

There is no certainty that the mining plan will be approved or that it will be approved as submitted, and further there is no certainty regarding the time frame for the submission of the plan, the approval thereof or for further developments with respect to Barir Field.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: December 2, 2015